Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE "UNITED STATES") OR IN OR INTO OR TO ANY PERSON RESIDENT OR LOCATED IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

Fresenius Medical Care AG announces cash tender offer in respect of two series of its outstanding notes due 2026 and its proposed issuance of new euro-denominated fixed rate notes

28 March 2025. Fresenius Medical Care AG (the "Purchaser") announces today an invitation to eligible holders of its outstanding (i) EUR 500,000,000 1.000% Notes due 29 May 2026 (ISIN: XS2178769076) (the "May 2026 Notes") and (ii) EUR 600,000,000 0.625% Notes due 30 November 2026 (ISIN: XS2084497705) (the "November 2026 Notes" and, together with the May 2026 Notes, the "Notes") to tender such Notes for purchase by the Purchaser for cash (the "Offers" and each such invitation, an "Offer").

All Offers are subject to the satisfaction of the New Financing Condition (as defined below).

The Offers are being made on the terms and subject to the conditions contained in a tender offer memorandum dated 28 March 2025 (the "Tender Offer Memorandum") prepared by the Purchaser and is subject to the offer restrictions set out below and as more fully described in the Tender Offer Memorandum.

Copies of the Tender Offer Memorandum are (subject to distribution restrictions) available from the Kroll Issuer Services Limited (the "Tender Agent") as set out below. Capitalised terms used in this announcement but not defined herein have the meanings given to them in the Tender Offer Memorandum.

Summary of the Offers

Description of the Notes	ISIN /Common Code / WKN	Maturity Date	Outstanding principal amount	Benchmark Rate	Fixed Purchase Spread	Maximum Acceptance Amount
EUR 500,000,000 1.000% Notes due 29 May 2026	XS2178769076 / 217876907 / A289N2	29 May 2026	EUR 500,000,000	May 2026 Notes Interpolated Mid-Swap Rate	5 bps	The Purchaser proposes to accept, on the terms and subject to the conditions described in the Tender Offer Memorandum, up to EUR 250,000,000 in aggregate principal amount of Notes (the "Maximum Acceptance Amount"). The Purchaser reserves the right, in its sole and absolute discretion, to (i) significantly increase the Maximum Acceptance Amount or (ii) purchase Notes in an aggregate principal amount which is less than the Maximum Acceptance Amount. The Purchaser will determine the aggregate principal amount of Notes of the relevant Series which it elects to purchase pursuant to the relevant Offer (each a "Series Acceptance Amount") in its sole and absolute discretion
EUR 600,000,000 0.625% Notes due 30 November 2026	XS2084497705 / 208449770 / A255DV	30 November 2026	EUR 600,000,000	November 2026 Notes Interpolated Mid-Swap Rate	20 bps

Rationale for the Offers

The purpose of the Offers and the planned issuance of new euro-denominated fixed rate notes by the Purchaser (the "New Notes") is, amongst other things, to proactively manage the debt redemptions and to extend the debt maturity profile of the Purchaser and its consolidated subsidiaries.

Notes purchased by the Purchaser pursuant to the Offers are expected to be cancelled and will not be re-issued or re-sold.

Purchase Prices

The Purchaser will pay for Notes tendered in the Offers and accepted for purchase by the Purchaser pursuant to the Offers (and subject to satisfaction or waiver of the New Financing Condition):

(i)	a cash purchase price for the May 2026 Notes (the "May 2026 Notes Purchase Price"); and

(ii)	a cash purchase price for the November 2026 Notes (the "November 2026 Notes Purchase Price" and, together with the May 2026 Notes Purchase Price, the "Purchase Prices").

The May 2026 Notes Purchase Price and the November 2026 Notes Purchase Price will be determined by reference to the sum of the relevant Fixed Purchase Spread and the relevant interpolated mid-swap rate.

May 2026 Notes Purchase Price

The May 2026 Notes Purchase Price will be determined in accordance with market convention and expressed as a percentage of the principal amount of the May 2026 Notes accepted for purchase pursuant to the May 2026 Notes Offer (rounded to the nearest 0.001 per cent., with 0.0005 per cent. rounded upwards) and is intended to reflect a yield to maturity of the May 2026 Notes on the Settlement Date based on the May 2026 Notes Purchase Yield. The May 2026 Notes Purchase Price will equal (a) the value of all remaining payments of principal and interest on the May 2026 Notes up to and including the scheduled maturity date of the May 2026 Notes, discounted to the Settlement Date at a discount rate equal to the May 2026 Notes Purchase Yield (calculated as the sum of the May 2026 Notes Fixed Purchase Spread of 5 bps and the May 2026 Notes Interpolated Mid-Swap Rate), minus (b) Accrued Interest.

November 2026 Notes Purchase Price

The November 2026 Notes Purchase Price will be determined in accordance with market convention and expressed as a percentage of the principal amount of the November 2026 Notes accepted for purchase pursuant to the November 2026 Notes Offer (rounded to the nearest 0.001 per cent., with 0.0005 per cent. rounded upwards) and is intended to reflect a yield to maturity of the November 2026 Notes on the Settlement Date based on the November 2026 Notes Purchase Yield. The November 2026 Notes Purchase Price will equal (a) the value of all remaining payments of principal and interest on the November 2026 Notes up to and including the scheduled maturity date of the November 2026 Notes, discounted to the Settlement Date at a discount rate equal to the November 2026 Notes Purchase Yield (calculated as the sum of the November 2026 Notes Fixed Purchase Spread of 20 bps and the November 2026 Notes Interpolated Mid-Swap Rate), minus (b) Accrued Interest.

Announcement of Purchase Prices

The Purchases Prices will be announced by the Purchaser as soon as reasonably practical after the Pricing Time on the Pricing Date. The determination of the Purchase Prices will, in the absence of manifest error, be final and binding on all parties.

Accrued Interest

In addition to the respective Purchase Prices, the Purchaser will also pay on the Settlement Date:

(i)	Accrued Interest in respect of the May 2026 Notes accepted for purchase pursuant to the May 2026 Notes Offer, if any; and

(ii)	Accrued Interest in respect of the November 2026 Notes accepted for purchase pursuant to the November 2026 Notes Offer, if any.

Maximum Acceptance Amount, Series Acceptance Amounts and Scaling of Tenders

The Purchaser is not under any obligation to accept for purchase any Notes tendered pursuant to any Offer. The acceptance for purchase by the Purchaser of Notes tendered pursuant to an Offer is at the sole and absolute discretion of the Purchaser and tenders may be rejected by the Purchaser for any reason.

The Purchaser proposes to accept, on the terms and subject to the conditions described in the Tender Offer Memorandum, up to EUR 250,000,000 in aggregate principal amount of the Notes (the "Maximum Acceptance Amount").

The Purchaser reserves the right, in its sole and absolute discretion, to (i) significantly increase the Maximum Acceptance Amount or (ii) purchase Notes in an aggregate principal amount which is less than the Maximum Acceptance Amount. The Purchaser will determine the aggregate principal amount of Notes of the relevant Series which it elects to purchase pursuant to the relevant Offer (each a "Series Acceptance Amount") in its sole and absolute discretion. The Purchaser reserves the right to accept more or less (or none) of any Series of Notes with respect to any other Series of Notes.

If the Purchaser decides to accept any validly tendered Notes for purchase pursuant to the Offers and the aggregate principal amount of a Series of Notes validly tendered for purchase is greater than the relevant Series Acceptance Amount, such tenders of Notes of the relevant Series will be scaled by a factor (a "Scaling Factor") derived from (i) the relevant Series Acceptance Amount divided by (ii) the aggregate principal amount of the Notes of such Series that have been validly tendered pursuant to the relevant Offer subject to adjustment to reflect the rounding of tenders as outlined in the next sentence. Each tender of Notes of such Series that is scaled in this manner will be rounded down to the nearest EUR 1,000 in principal amount. In addition, in the event of any such scaling:

(a)	the Purchaser intends to apply the Scaling Factor to each valid tender of Notes in such a manner as will result in both (i) the relevant Noteholder transferring Notes to the Purchaser in an aggregate principal amount of at least EUR 1,000 (unless the relevant Tender Instruction is rejected in its entirety, as described in paragraph (b) below) and (ii) the relevant Noteholder’s residual amount of Notes (being the principal amount of the Notes the subject of the relevant Tender Instruction that are not accepted for purchase by virtue of such scaling) amounting to either (A) at least EUR 1,000 or (B) zero, and (subject as provided in paragraph (b) below) the Purchaser therefore intends to adjust the relevant Scaling Factor applicable to any Tender Instruction accordingly; and

(b)	if following the application of the relevant Scaling Factor, the principal amount of Notes otherwise due to be accepted for purchase from a Noteholder pursuant to a Tender Instruction would be less than EUR 1,000, the Purchaser may in its sole and absolute discretion choose to (i) accept at least EUR 1,000 of the Notes or (ii) reject the relevant Tender Instruction in its entirety

New Financing Condition

The Purchaser announced on 28 March 2025 its intention to issue two series of new euro-denominated fixed rate notes (the "New Notes") under its EUR 10,000,000,000 Debt Issuance Programme (the "Programme").

Whether the Purchaser will accept for purchase any Notes validly tendered in the Offers and complete the Offers is subject, without limitation, to the successful completion (in the sole determination of the Purchaser) of the issue of the New Notes (the "New Financing Condition") or the waiver of such New Financing Condition at the sole discretion of the Purchaser.

Allocation of the New Notes

The Purchaser will, in connection with the allocation of the New Notes, consider among other factors whether or not the relevant investor seeking an allocation of the New Notes has, prior to such allocation, validly tendered or given a firm intention to the Purchaser or the Dealer Manager that they intend to tender their Notes pursuant to the Offers and, if so, the aggregate principal amount of Notes tendered or intended to be tendered by such investor. Therefore, a Noteholder who wishes to subscribe for New Notes in addition to tendering its Notes for purchase pursuant to the Offers may be eligible to receive, at the sole and absolute discretion of the Purchaser, priority in the allocation of the New Notes, subject to the issue of the New Notes and such Noteholder also making a separate application for the purchase of such New Notes to the Dealer Manager (in its capacity as a joint bookrunner of the issue of the New Notes) or to any other manager of the issue of the New Notes in accordance with the standard new issue procedures of such manager. However, the Purchaser is not obliged to allocate the New Notes to a Noteholder who has validly tendered or indicated a firm intention to tender Notes pursuant to the Offers and, if New Notes are allocated, the principal amount thereof may be less or more than the principal amount of Notes tendered by such holder and accepted by the Purchaser pursuant to the Offers. Any such allocation will also, among other factors, take into account the denomination of the New Notes (being EUR 1,000).

All allocations of the New Notes, while being considered by the Purchaser as set out above, will be made in accordance with customary new issue allocation processes and procedures. In the event that a Noteholder validly tenders Notes pursuant to the Offers, such Notes will remain subject to such tender and the conditions of the Offers as set out in the Tender Offer Memorandum irrespective of whether that Noteholder receives all, part or none of any allocation of New Notes for which it has applied.

Noteholders should note that the pricing and allocation of the New Notes are expected to take place prior to the Expiration Deadline and therefore should provide, as soon as practicable, any indications of a firm intention to tender Notes pursuant to the Offers.

Tender Instructions

In order to participate in, and be eligible to receive the relevant Purchase Price and the payment of Accrued Interest (if applicable) pursuant to, the Offers, Noteholders must validly tender their Notes for purchase by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 5.00 p.m. (CEST) on 7 April 2025, unless extended, re-opened, amended and/or terminated as provided in the Tender Offer Memorandum (the "Expiration Deadline").

Tender Instructions will be irrevocable except in the limited circumstances described in "Amendment and Termination" in the Tender Offer Memorandum.

Expected Timetable of Events

The following sets out the expected times and dates of the key events relating to the Offers. The times and dates below are indicative only. This timetable is subject to change and the times and dates may (subject to applicable law) be extended, re-opened or amended by the Purchaser, or the Offers terminated, in each case in accordance with the terms of the Offers as described in the Tender Offer Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Events	Times and Dates (all times are CEST)

Commencement of the Offers

Announcement of Offers. Tender Offer Memorandum available from the Tender Agent. Commencement of the tender offer period.	28 March 2025

Expiration Deadline

Final deadline for receipt of valid Tender Instructions by the Tender Agent in order for Noteholders to be able to participate in the Offers.	5:00 p.m. on 7 April 2025

Announcement of Indicative Results

Announcement by the Purchaser of whether it intends to accept valid tenders of Notes pursuant to the Offers and, if so accepted, details of the indicative aggregate principal amount of each Series of Notes to be accepted for purchase pursuant to the Offers and any indicative Scaling Factor(s), if any.	As soon as reasonably practicable on the Business Day following the Expiration Deadline, which is expected to be 8 April 2025

Events	Times and Dates (all times are CEST)

Pricing Date and Pricing Time

Determination of (i) each Benchmark Rate, (ii) each Purchase Yield, and (iii) each Purchase Price.	8 April 2025 at or around 1:00 p.m.

Announcement of Results

Announcement of (i) whether the Purchaser will accept (subject to satisfaction or waiver of the New Financing Condition on or prior to the Settlement Date) valid tenders of Notes for purchase pursuant to the Offers and, if so accepted, (ii) each Series Acceptance Amount, (iii) the aggregate principal amount of Notes of each Series accepted for purchase, if any, (iv) the Benchmark Rates, (v) the Purchase Yields, (vi) the Purchase Prices and (vii) any Scaling Factors.	As soon as reasonably practicable after the Pricing Time on the Pricing Date

Settlement Date

Subject to satisfaction or waiver of the New Financing Condition on or prior to such date, expected Settlement Date for the Offers.	10 April 2025

Subject to applicable law and as provided in the Tender Offer Memorandum, the Purchaser may, in its sole discretion, extend, re-open, amend or terminate the Offers at any time before such announcement and may, in its sole discretion, waive any of the conditions to the Offers either before or after such announcement.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified in the Tender Offer Memorandum.

The deadlines set by any such intermediary and the Clearing Systems for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

See "Procedures for Participating in the Offers" in the Tender Offer Memorandum.

Announcement of Results

The indicative results of the Offers are expected to be announced as soon as reasonably practicable on the Business Day following the Expiration Deadline, which is expected to be 8 April 2025.

The final results of the Offers are expected to be announced as soon as reasonably practicable after the Pricing Time on the Pricing Date, at which point the Purchaser will announce (i) their decision of whether to accept (subject to satisfaction or waiver of the New Financing Condition on or prior to the Settlement Date) valid tenders of Notes pursuant to the Offers and, if so accepted, (ii) each Series Acceptance Amount, (iii) the aggregate principal amount of Notes of each Series accepted for purchase, if any, (iv) the Benchmark Rates, (v) the Purchase Yields, (vi) the Purchase Prices and (vii) any Scaling Factor.

Further information

Questions and requests for assistance in connection with (i) the Offers may be directed to the Dealer Manager, and (ii) the delivery of Tender Instructions may be directed to the Tender Agent, the contact details for each of which are set out below:

DEALER MANAGER

Deutsche Bank Aktiengesellschaft
Mainzer Landstraβe 11-17
60329 Frankfurt am Main
Germany

Attention: Liability Management Group
Telephone: +44 20 7545 8011

TENDER AGENT

Kroll Issuer Services Limited
The News Building
3 London Bridge Street
London SE1 9SG
United Kingdom

Telephone: +44 20 7704 0880
Attention: Owen Morris
Email: freseniusmedicalcare@is.kroll.com
Tender Offer Website: https://deals.is.kroll.com/freseniusmedicalcare

Disclaimer

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the contents of the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Offers. None of the Purchaser, the Dealer Manager or the Tender Agent or any of their respective directors, employees or affiliates has made or will make any assessment of the merits and risks of the Offers or of the impact of the Offers on the interests of Noteholders either as a class or individuals, and none of them makes any recommendation whether Noteholders should tender Notes pursuant to the Offers. None of the Purchaser, the Dealer Manager or the Tender Agent (or any of their respective directors, officers, employees, agents, advisers or affiliates) is providing Noteholders with any legal, business, tax, financial, investment, accounting or other advice in this announcement and/or the Tender Offer Memorandum and/or in connection with the Offers. Noteholders should consult with their own advisers as they consider appropriate to assist them in taking decisions with respect to the Offers, including to determine whether they are legally permitted to tender Notes pursuant to the Offers.

Offer and Distribution Restrictions

This announcement and the Tender Offer Memorandum do not constitute an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Tender Offer Memorandum comes are required by each of the Purchaser, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions.

This announcement, the Tender Offer Memorandum and the Offers are not for distribution, directly or indirectly, in or into or to any person located or resident in the United States.

The Offers referenced herein is not being made, directly or indirectly, in or into the United States by use of the mails or by any means or instrumentality (including, without limitation, e-mail, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States and the Invitation cannot be accepted by any such use, means, instrumentality or facility or from within the United States.

This announcement, the Tender Offer Memorandum and the Offers do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.

Nothing in this announcement and the Tender Offer Memorandum constitutes an offer to buy or the invitation to offer to sell securities in Italy (except as set out in the Tender Offer Memorandum), Belgium (except as set out in the Tender Offer Memorandum), the Republic of France (except as set out in the Tender Offer Memorandum) or any other jurisdiction in which such offer or solicitation would be unlawful.

The Tender Offer Memorandum and the Offers may only be communicated to persons in the United Kingdom in circumstances where section 21 (1) of the Financial Services and Markets Act 2000 does not apply.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Tender Offer Memorandum comes are required by the Purchaser, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions. See "Offer and Distribution Restrictions" in the Tender Offer Memorandum.

New Notes

Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in (i) the base prospectus dated 26 March 2025 (together, the "Base Prospectus") published in connection with the Programme and (ii) the final terms relating to the New Notes (the "Final Terms") and no reliance is to be placed on any representations other than those contained in the Base Prospectus.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in this announcement or the Tender Offer Memorandum constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the "Securities Act"). The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

Compliance information for the New Notes:

MiFID II professionals/ECPs-only/No PRIIPs KID – eligible counterparties and professional clients only (all distribution channels). No sales to EEA retail investors; no key information document has been or will be prepared. See the Base Prospectus as completed by the Final Terms for further information.

UK MiFiR professionals/ECPs-only/No PRIIPs KID – eligible counterparties and professional clients only (all distribution channels). No sales to UK retail investors; no key information document has been or will be prepared. See the Base Prospectus as completed by the Final Terms for further information.

No action has been or will be taken in any jurisdiction in relation to the New Notes to permit a public offering of securities.